

SUPPL

Ladbrokes PLC

Hilton Group

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	9	1,494
JOHN O'REILLY	18	9	1,494
PDMRs			
MIKE O'KANE	18	9	1,494
MICHAEL NOBLE	18	9	1,494

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JULY 2006 AT 402.25P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

dw 7/14

Ladbrokes PLC

DIRECTOR DECLARATION

IN ACCORDANCE WITH LISTING RULE 9.6.14R, LADBROKES PLC ANNOUNCES THAT ROSEMARY THORNE, AN EXECUTIVE DIRECTOR, WAS APPOINTED A NON-EXECUTIVE DIRECTOR OF ABBEY NATIONAL PLC WITH EFFECT FROM 1 JULY 2006.

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION YESTERDAY FROM FIDELITY INVESTMENTS ("FIDELITY"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 5 JULY 2006 FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.